

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2012

<u>Via E-mail</u>
Robert Hoglund
Senior Vice President and Chief Financial Officer
Consolidated Edison, Inc.
Consolidated Edison Company of New York, Inc.
4 Irving Place
New York, NY 10003

> **Re: Consolidated Edison, Inc.**
> **Consolidated Edison Company of New York, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **Response dated May 15, 2012**
> **File Nos. 001-14514 and 001-01217**

Dear Mr. Hoglund:

   We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to the Financial Statements, page 94

Note H – Other Material Contingencies, page 125

1. We read your response to comment 1. You state the Company's costs "could be substantial" but you are unable to estimate the amount of the liability with regard to the Manhattan Steam Main Rupture. Revise your disclosure to provide an estimated loss or range of estimated loss pursuant to ASC 450-20-50-4b with regard to this matter, or advise us in detail how you reasonably concluded such costs could be "substantial."

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding our comment. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief